EXHIBIT 99.5

CORNERSTONE TOTAL RETURN FUND, INC.
CORNERSTONE STRATEGIC VALUE FUND, INC.
CORNERSTONE PROGRESSIVE RETURN FUND
350 Jericho Turnpike, Suite 206
Jericho, New York 11753
(513) 587-3400

March 28, 2012

The invoice for the premium due on the fidelity bond, covering the period March 23, 2012 to March 23, 2013 for Cornerstone Total Return Fund, Inc., Cornerstone Strategic Value Fund, Inc., and Cornerstone Progressive Return Fund has been paid in full.

/s/ Theresa Bridge
Theresa Bridge
Treasurer